Zentek Announces New Additions to Team and Management Change

Guelph, ON - October 5, 2026 - Zentek Ltd. ("Zentek" or the "Company") (TSXV: ZEN) (OTCQX: ZTEKF) announces two additions to its team to support the commercialization of ZenGUARD and broaden its investor relations and capital markets reach.

Joining the Company effective October 14, 2026 is Angela Lomets, who will assume the non-executive role of Vice President, Commercialization - ZenGUARD. Ms. Lomets will be responsible for the execution of sales and commercialization of ZenGUARD enhanced products including HVAC filters and personal protective equipment and will report to the CEO. Ms. Lomets is a sales leader with more than 20 years of experience in the HVAC industry. She joins Zentek from Carrier Enterprise Canada, where over nearly a decade she held progressively senior sales roles, most recently as Regional Sales Development Manager, leading regional sales teams and directing factory sales, service, parts and national account efforts across Ontario. During her time at Carrier Enterprise Canada she delivered five consecutive years of double-digit revenue growth and was a five-time President's Club Award winner. Previously, Ms. Lomets spent 12 years as Director of Sales at Technograd Ltd., an HVAC and home appliance distributor in Kyiv, Ukraine, where she managed a residential and commercial portfolio of leading global brands. She holds a master's degree in business and has completed the MBA Essentials executive program at the University of Toronto's Rotman School of Management.

The Company has also engaged Morgan Knowles effective October 1, 2026, to assume responsibility for investor relations and capital markets communications. Ms. Knowles is an experienced investor relations executive with a broad network across the investment community. She brings significant experience working with executive leadership and cross-functional teams to align investor relations programs with corporate strategy. Over the course of her career, Ms. Knowles has held senior investor relations roles with a number of publicly traded mining companies, including O3 Mining Inc., Primero Mining Corp. and Brigus Gold Corp. She has led investor relations campaigns supporting public and private equity offerings and corporate acquisitions and has developed and executed investor communications programs around major corporate milestones, financial reporting and product launches.

"Zentek has undergone a significant transformation over the past ten months. With regulatory barriers for ZenGUARD now addressed in Canada, and with our preliminary economic assessment technical report filed and preparations for a potential prefeasibility study underway, our focus is increasingly on shaping the Company's capital strategy and positioning Zentek for its next stage of development," said Mohammed (Moe) Jiwan, Chief Executive Officer of Zentek. "This requires a focused sales and investor relations efforts that connects our technical progress with the investment community and broadens our reach across capital markets. We are delighted to welcome Ms. Lomets and Ms. Knowles to our team during this exciting phase of growth and development."

The Company also announces that Ryan Shacklock, Senior Vice President, Strategy and Business Development, will depart from the Company effective October 5th, 2026.

"Ryan has been a valued member of the Zentek team for five years, and contributed to Zentek's growth and ongoing transformation" said Mohammed (Moe) Jiwan, Chief Executive Officer of Zentek. "On behalf of the team, I thank Ryan for his contributions and wish him success in his next chapter."

About Zentek

Zentek Ltd. is a Canadian intellectual property development and commercialization company advancing a portfolio of graphene-enabled and advanced material technologies across clean air, next-generation materials, and critical minerals. Core platforms are Albany Graphite, ZenGUARD™, and Triera. Albany is the Company's principal critical minerals asset.

For more information:

Mohammed (Moe) Jiwan

Chief Executive Officer, Zentek Ltd.

T: 437-826-3779

E: mjiwan2@zentek.com

www.zentek.com

Forward-Looking Statements

This news release contains forward-looking statements. Forward-looking statements in this news release include, without limitation, services and responsibilities to be provided by the new members of the Zentek team, and the growth and development of Zentek. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.